UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Tandy Leather Factory, Inc.

(Name of Issuer)

Common Stock, $0.0024 par value per share

(Title of Class of Securities)

87538X105

(CUSIP Number)

James C. Pappas

JCP Investment Management, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		748,060
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

748,060
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Partnership II, Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		67,137
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

67,137
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		815,197
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

815,197
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		815,197
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

815,197
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		815,197
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

815,197
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		815,647
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

815,647
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,647*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 450 Shares owned directly by Mr. Pappas.

7

CUSIP NO. 87538X105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);
(ii)	JCP Investment Partnership II, Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“JCP II Master”);
(iii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership and JCP II Master;
(iv)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;
(v)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and JCP II Master; and
(vi)	James C. Pappas, who serves as the managing member of JCP Management and sole member of JCP Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas is 1177 West Loop South, Suite 1320, Houston, Texas 77027. The address of the principal office of JCP II Master is c/o Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.

(c)The principal business of JCP Partnership and JCP II Master is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership and JCP II Master. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership and JCP II Master. The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings. Mr. Pappas is also a director of the Issuer.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP NO. 87538X105

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Pappas is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and JCP II Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 748,060 Shares owned directly by JCP Partnership is approximately $5,576,222, excluding brokerage commissions. The aggregate purchase price of the 67,137 Shares owned directly by JCP II Master is approximately $505,143, excluding brokerage commissions.

Mr. Pappas directly owns 450 Shares, representing vested shares of restricted stock. Mr. Pappas also directly owns 1,351 unvested restricted shares, each representing a contingent right to receive one Share. Such restricted shares were awarded to Mr. Pappas in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,180,210 Shares outstanding as of May 1, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2018.

A.	JCP Partnership
(a)	As of the close of business on May 9, 2018, JCP Partnership beneficially owned 748,060 Shares.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 748,060
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 748,060
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Partnership has not entered into any transactions in the Shares during the past 60 days.
B.	JCP II Master
(a)	As of the close of business on May 9, 2018, JCP II Master beneficially owned 67,137 Shares.

Percentage: Less than 1%

9

CUSIP NO. 87538X105

(b)	1. Sole power to vote or direct vote: 67,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 67,137
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP II Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership and JCP II Master, may be deemed the beneficial owner of the (i) 748,060 Shares owned by JCP Partnership and (ii) 67,137 Shares owned by JCP II Master.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 815,197
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 815,197
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Partners has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of JCP II Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 748,060 Shares owned by JCP Partnership and (ii) 67,137 Shares owned by JCP II Master.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 815,197
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 815,197
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of JCP II Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	JCP Management
(a)	JCP Management, as the investment manager of JCP Partnership and JCP II Master, may be deemed the beneficial owner of the (i) 748,060 Shares owned by JCP Partnership and (ii) 67,137 Shares owned by JCP II Master.

Percentage: Approximately 8.9%

10

CUSIP NO. 87538X105

(b)	1. Sole power to vote or direct vote: 815,197
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 815,197
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of JCP II Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Pappas
(a)	As of the close of business on May 9, 2018, Mr. Pappas directly owned 450 Shares. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 748,060 Shares owned by JCP Partnership and (ii) 67,137 Shares owned by JCP II Master.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 815,647
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 815,647
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Pappas has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of JCP II Master during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 9, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated May 9, 2018.

11

CUSIP NO. 87538X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2018

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partnership II, Master Fund LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

12

CUSIP NO. 87538X105

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

13

CUSIP NO. 87538X105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

JCP Investment Partnership II, Master Fund LP

248	7.4500	03/13/2018
1	7.4500	03/14/2018
38,503	7.4000	05/07/2018
10,000	7.3910	05/08/2018

11,100	7.5671	05/09/2018